UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8649.
A.	Full title of the plan and address of the plan if different from that of the issuer named below:
The Toro Company Profit-Sharing for Plymouth Union Employees
The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN 55420
Attn: Director, Tax Accounting
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN 55420

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003
(With Independent Registered Public Accounting Firm’s Report Thereon)

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

*All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Independent Registered Public Accounting Firm’s Report
The Plan Administrator
The Toro Company Profit-Sharing Plan
   for Plymouth Union Employees:
We have audited the accompanying statement of net assets available for benefits of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) as of December 31, 2004, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
We have compiled the accompanying statement of net assets available for benefits of the Plan as of December 31, 2003 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.
A compilation is limited to presenting in the form of financial statements information this is the representation of management. We have not audited or reviewed the accompanying 2003 statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.

Minneapolis, MN	/s/ KPMG LLP

August 3, 2005

THE TORO COMPAY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

		(compiled)
	2004	2003
Assets held by Trustee, at fair value:
Investments, at fair value:
Mutual funds	$887,329	784,088
Common stock	1,296,956	752,750
Bond Collective Fund	58,096	—
Master trust fund	181,591	148,986

Total investments	2,423,972	1,685,824
Employee contribution receivable	2,318	1,429
Employer contribution receivable	1,283	598

Net assets available for benefits	$2,427,573	1,687,851

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Statements of Changes in Net Assets Available for Benefits
Year ended December 31,2004

2004
Investment income:
Interest and dividends	$18,822
Net realized/unrealized gain in the fair value of investments	633,234
Pro rata share of investment income from Master Trust	6,643

Net investment income	658,699

Employer contributions	36,901
Participant contribtuions	126,281

Total contributions	163,182
Benefit payments	(82,159)

Net increase in net assets available for benefits	739,722
Net assets available for benefits:
Beginning of year	1,687,851

End of year	$2,427,573

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
(1)	Summary Description of Plan
The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only. Participants should refer the Plan document restated as of January 1, 2002 for more complete information.
Employees are eligible to contribute to the plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.
Participants and the Company make contributions to the Plan. The investments of employee and employer contributions are selected by the participants. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.
Effective September 3, 2004, a new Trustee was appointed, (JP Morgan Retirement Plan Services) to the Plan. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the former Trustee (Putnam Fiduciary Trust Company). The conversion initiated a “Black Out” period beginning August 30, 2004 and continued through September 7, 2004. Prior to this period, employees were notified and able to select funds with the new Trustee. During the Black Out period, fund elections could not be changed or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. Employee contributions continued to be made through payroll deductions and contributions were deposited directly into the participant accounts based on their elections until the completion of the Black Out period.
Employee contributions to the plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made.
Transfers to/from other funds, represent participant elected rollovers to/from other plans of other employers or other transfers to/from plans.
Pension benefits are paid to employees upon a participant’s normal retirement date or the date a participant incurs a termination of service. An election can be made for an early, late, or disability retirement date. Normal retirement benefits are paid monthly to the retiree or the surviving spouse of the retiree
The Toro Company, administrator of the Plan, absorbs all administrative costs of the Plan, except for the trustee fees.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
(2)	Summary of Significant Accounting Policies
(a)	Basis of Financial Statement Presentation
The accompanying financial statements of the Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) are presented on an accrual basis in accordance with U.S. generally accepted accounting principles. Only 2004 statements have been audited. The 2003 statements are presented for information purposes only.
(b)	Investments
The Plan’s investments are held by the Trustee. The investment securities are stated at fair value based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.
The company maintains one Master Trust, the Wells Fargo Stable Value Fund (Master Trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan; The Toro Company Investment, Savings, and Employee Stock Ownership Plan; and The Hahn Equipment Company Savings Plan for Union Employees. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.
The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was less than 1% as of December 31, 2004 and 2003, respectively.
(c)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
(c)	Concentrations of Risk
The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.
Since the assets held by the Trust include the Toro Company Common Stock, the anticipated assets available for benefits in 2005 will be the result of the Company’s future stock market performance, which is subject to various risk factors described more fully in the Company’s periodic filing with the Securities and Exchange Commission.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
(3)	Party-in-interest Transactions
J.P. Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004), Putnam Fiduciary Trust Company (former Trustee of the Plan) and the Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan’s legal counsel, transactions between the Plan and the trustees are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).
(4)	Plan Termination
The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.
(5)	Federal Income Taxes
The plan administrator has received a favorable determination letter dated April 15, 2003 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since the date of this letter; however it is the opinion of the Plan Administrator that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code.
(6)	Related Party
The Plan’s investments are held by J.P. Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004) and Putnam Fiduciary Trust Company (former Trustee of the Plan prior to September 3,2004). Some of the investment funds available to participants also include mutual funds managed by J.P. Morgan Retirement Plan Services for periods effective September 3, 2004 and Putnam Fiduciary Trust Company for periods subsequent to September 3, 2004.
(7)	Investments
Under the terms of the trust agreement, the Trustees manage investment funds on behalf of the Plan. The Trustees have been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustees are subject to the discretion of participants, other fiduciaries, or the Company. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.
Total assets of the Plan held by JP Morgan Retirement Plan Services (Trustee of the Master Trust effective September 3, 2004) had aggregate fair value of $77,386,548, as of December 31, 2004 and total investment income of $979,190 was recognized for the period from September 3, 2004 through December 31, 2004.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
Total assets of the Plan held by Putnam Fiduciary Trust Company (former Trustee of the Master Trust) had aggregate fair value of $67,780,597 as if December 31, 2003 and total investment income of $1,883,964 was recognized for the period from January 1, 2004 to September 3, 2004, respectively.
The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2004 and 2003 were as follows:

		(Compiled)
	2004	2003
Realized gain on investments	$7,543,835	1,211,390
Unrealized gain/(loss) on investments	(4,680,681)	1,828,496
Deposits by participating plans	35,179,681	24,207,841
Withdrawals by participating plans	(28,436,884)	(16,983,391)

Increase in net assets	9,605,951	10,264,336
Net assets available for benefits:
Beginning of year	67,780,597	57,516,261

End of year	$77,386,548	67,780,597

The following investments represent more than 5% of the Plan’s net assets available for benefits as of December 31, 2004 and 2003:

		(Compiled)
	2004	2003
Growth Fund of America	258,777	—
American Century Large Company Value Fund	382,700	—
Putnam Voyager Fund CL Y*	—	202,585
Lord Abbett Affiliated Fund	—	318,928
The Toro Company Common Stock**	1,296,956	752,750

*Party-in-interest

**Party-in-interest, participant and nonparticipant directed investment

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $633,234 as follows:

2004
Mutual funds	$76,507
Common stocks	555,498
Collective bond fund	1,229
$633,234

Information about the net assets and the significant components of the changes in net assets relating to the investment in Toro Company Common Stock is as follows:

		Non-
		participant	Participant
	Total	directed	directed
	2004	2004	2004
Net assets:
The Toro Company Common Stock	$1,296,956	876,038	420,918

		Non-
		participant	Participant
	Total	directed	directed
	2004	2004	2004
Investment income:
Dividends	$3,808	1,116	2,692
Net realized/unrealized gain in the fair value of investments	555,498	424,947	130,551

Net investment income	559,306	426,063	133,243
Total contributions	56,920	37,051	19,869
Benefit payments	(44,328)	(19,140)	(25,188)
Transfers to/from other funds	(27,692)	(22,258)	(5,434)

Increase in net assets available for benefits	544,206	421,716	122,490
Net assets available for benefits:
Beginning of year	752,750	454,322	298,428

End of year	$1,296,956	876,038	420,918

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003

		(Compiled)
		Non-	(Compiled)
	(Compiled)	participant	Participant
	Total	directed	directed
	2003	2003	2003
Net assets:
The Toro Company Common Stock	$752,750	454,322	298,428

		(Compiled)
		Non-	(Compiled)
	(Compiled)	participant	Participant
	Total	directed	directed
	2003	2003	2003
Investment income:
Dividends	$3,802	2,182	1,620
Net realized/unrealized gain in the fair value of investments	223,767	107,748	116,019

Net investment income	227,569	109,930	117,639
Total contributions	55,205	37,991	17,214
Benefit payments	(16,814)	(16,098)	(716)
Transfers to/from other funds	(43,163)	(40,104)	(3,059)

Increase in net assets available for benefits	222,797	91,719	131,078
Net assets available for benefits:
Beginning of year	529,953	362,603	167,350

End of year	$752,750	454,322	298,428

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements
December 31, 2004 and 2003
(8)	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2004
Net assets available for benefits as presented in these financial statements	$2,427,573
Adjustment for employer contribution receivable	(684)
Adjustment for employee contribution receivable	(2,318)

Net assets available for benefits as presented on Form 5500	$2,424,571

Year Ended
December 31,
2004
Net increase in net assets available for benefits as presented in these financial statements	$739,722
Adjustment for employer contribution receivable at December 31, 2004	(684)
Adjustment for employee contribution receivable at December 31, 2004	(2,318)
Adjustment for employer contribution receivable at December 31, 2003	598
Adjustment for employee contribution receivable at December 31, 2003	1,429

Net increase in net assets available for benefits as presented on Form 5500	$738,747

(Compiled)
December 31,
2003
Net assets available for benefits as presented in these financial statements	$1,687,851
Adjustment for employer contribution receivable	(598)
Adjustment for employee contribution receivable	(1,429)

Net assets available for benefits as presented on Form 5500	$1,685,824

Schedule 1
THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Schedule H, Line 4i — Schedule of Assets (Held at End of the Year)
December 31, 2004

	Face
	amount			Fair
Description	or shares	Cost		value
Barclays Global Investors	4,578	$		$58,096
Artisan Mid Cap Fund	447			13,220
JPM Mid Cap Value*	614			13,616
STI ClassicsSmall Cap Growth Stock Fund	251			5,252
Fidelity Diversified International Fund	3,336			95,535
Growth Fund of America	9,503			258,777
ICM Small Company	1,644			60,324
Vanguard Institutional Index	523			57,905
American Century Large Company Value Fund	58,967			382,700
The Toro Company Common Stock**	15,943		699,374	1,296,956

Total investments			$699,374	$2,242,381

*	Party-in-interest

**	Party-in-interest, participant and nonparticipant directed investment
See accompanying independent registered public accounting firm’s report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for Plymouth Union Employees
Dated August 10, 2005	/s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President — Finance, Treasurer and Chief Financial Officer of The Toro Company